

February 6, 2009

Via U.S. Mail and Fax (216) 694-5534

Ms. Laurie Brlas
Chief Financial Officer
Cliffs Natural Resources Inc.
1100 Superior Avenue
Cleveland, Ohio 44114-2544

> **Re:** **Cliffs Natural Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2008**
> **Filed October 31, 2008**
> **File No. 1-08944**

Dear Ms. Brlas:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          /s/ Brad Skinner for

          Chris White
          Branch Chief